

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2018

Daniel Mark Wechsler
Chief Executive Officer
Melinta Therapeutics, Inc.
300 George Street
Suite 301
New Haven, CT 06511

  Re: Melinta Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed January 26, 2018
    File No. 333-222731

Dear Mr. Wechsler:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at (202) 551-5019 with any questions.

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc: Sean Ewen, Esq.